Exhibit 4

DESCRIPTION OF THE COMPANY’S COMMON STOCK

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

The authorized capital stock of Collectors Universe, Inc. (the “Company”) consists of 20,000,000 shares of common stock, par value 0.001 per share, and 3,000,000 shares of preferred stock, $0.001 par value per share.

As of August 21, 2020, total of 9,239,911 shares of common stock were outstanding, but no shares of preferred stock were outstanding. All of the outstanding shares of common stock are fully paid and nonassessable.

The Board of Directors may authorize the issuance of additional shares of common stock or preferred stock without a vote of the stockholders, subject to voting rights, if any, of the holders of any series of preferred shares that may be outstanding prior to the Board’s authorization of the issuance of additional shares of preferred shares.

Description of Common Stock

Holders of Company common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive such dividends out of funds legally available at the times and in the amounts that our Board of Directors may determine. All of the holders of the outstanding shares of our common stock have the same powers, preferences and rights and rank equally, share ratably and are identical in all respects as to all matters. In the event of liquidation, dissolution or winding up of the Company, subject to the rights of the holders of outstanding shares of preferred stock, if any, the holders of shares of common stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders after satisfaction of all its liabilities and the payment of any liquidation preference of any outstanding preferred stock. There are no redemption or sinking fund provisions applicable to the common stock.

The holders of the outstanding shares of our common stock do not have the ability to cumulate votes in the election of directors. As a result, nominees standing for election to the Board, at a meeting of the Company’s stockholders, who receive a plurality of the votes cast in the election of directors will be elected, subject to a “majority vote” standard that has been adopted by the Board. Pursuant to that majority vote standard, if any nominee for election to the Board fails to receive a majority of the votes cast in an uncontested election, the nominee will be required to submit an offer of resignation to the Board, which will have the right, in its discretion, to accept or reject that offer of resignation. If the Board accepts the resignation, it may either correspondingly reduce the authorized number of directors or appoint another person to fill the vacancy created by the resignation. If the Board decides, instead, to reject the resignation, then, the nominee would continue to serve as a director until the next annual stockholders meeting and, in that event, the Board would be required to publicly disclose the reasons why it decided to reject the resignation of the nominee.

Preferred Stock

Pursuant to the terms of our amended and restated certificate of incorporation, our Board of Directors will be authorized, subject to any limitations that may be prescribed by Delaware law, to issue up to 3,000,000 shares of our preferred stock, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deterring or preventing a change of control of the Company and could adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Anti-Takeover Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deterring or preventing another person or group of persons from acquiring control of the Company, or removing incumbent directors and officers. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage any person or group seeking to acquire control of the Company to first negotiate with our Board. We believe the benefits of increased protection of our ability to negotiate with the proponent of an unsolicited proposal to acquire the Company or remove our incumbent directors and officers, outweighs the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and potential benefits to our stockholders.

The provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws (our “Bylaws”) contain anti-takeover provisions, including those listed below, that could make it more difficult for a third party to acquire control of the Company, even if that change of control would be beneficial to our stockholders:

●	our Board of Directors has the authority to issue additional shares of common stock and shares of preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;

●	there are limitations on who can call special meetings of our stockholders;

●	stockholders may not take action by written consent; and

●	our Bylaws contain advance notice requirements, which provide that a stockholder seeking to nominate one or more persons for election to the Board or to submit a proposal of business to be considered by the stockholders, at any upcoming annual stockholders’ meeting, must provide a written notice to the Company containing certain information about the business experience and qualifications of the stockholder’s nominees or about the proposal, by no later than 120 calendar days in advance of the first anniversary of the date on which the Company’s proxy statement for the prior year’s annual meeting was released to stockholders.

In addition, provisions of Delaware law and provisions of our stock incentive plans and employment agreements with any executive officer or other key management employee, also may discourage, delay or prevent a change in control of the Company or unsolicited acquisition proposal, including Section 203 of the Delaware law. That Section prevents some Delaware corporations from engaging, under certain circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets, with any “interested stockholder”, meaning a stockholder who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the Company’s outstanding voting stock, unless:

●	the transaction is approved by the Board of Directors prior to the time that the interested stockholder became an interested stockholder;

●	upon consummation of the transaction that results in the stockholder becoming an interested stockholder, that owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

●	to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Our Bylaws also contain a provision that designates the Court of Chancery of the State of Delaware (or, if the Court of Chancery lacks subject matter jurisdiction, any state or federal court located within the State of Delaware) as the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty or any action, (iii)any action or proceeding asserting a claim against the Company or any of its directors, officers or other employees arising pursuant to, or seeking to enforce any right or remedy under, any provision of the Delaware General Company Law, the Company’s Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), (iv) any action or proceeding asserting a claim against the Company or any of its directors, officers or other employees of the Company governed by the internal affairs doctrine, or (v) any action or proceeding to interpret, apply, enforce, or determine the validity or scope of any provision or provisions of the Company’s Certificate of Incorporation or these Bylaws (in each case, as they may be amended from time to time), in all cases to the full extent permitted by applicable law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.